Exhibit 5.1

January 4, 2022

Charlotte’s Web Holdings, Inc.
1801 California Street, Suite 4800

Denver, CO 80202

Ladies and Gentlemen:

Re: Charlotte’s Web Holdings, Inc. - Registration Statement on Form S-8

We are Canadian counsel to Charlotte’s Web Holdings, Inc. (the “Company”), a company existing under the Business Corporations Act (British Columbia), in connection with the preparation and filing with the United States Securities and Exchange Commission of a registration statement (the “Registration Statement”) on Form S-8 under the United States Securities Act of 1933, as amended (the “Act”) with respect to an aggregate of 12,715,840 common shares of the Company (the “Common Shares”) issuable under the Company’s amended 2018 long term incentive plan approved by the Company's board of directors on April 29, 2021 (the “LTIP”) and 1,300,012 Common Shares issuable under the Company’s 2015 stock option plan approved by the Company's board of directors on February 2, 2016, as amended on June 29, 2018 (the “Option Plan” and together with the LTIP, the “Plans”).

For the purposes of the opinions expressed below, we have considered such questions of law, made such investigations, and examined originals or copies, certified or otherwise identified to our satisfaction, of the certificates of public officials and other certificates, documents and records, that we considered necessary or relevant.

We have relied exclusively upon the documents and records we examined with respect to the accuracy of the factual matters contained in them and we have not performed any independent investigation or verification of those factual matters. We have assumed those factual matters were accurate on the date given and continue to be accurate as of the date of this opinion letter.

For the purposes of the opinions expressed below, we have assumed, without independent investigation or inquiry, that, with respect to all documents examined by us, all documents submitted to us as originals are authentic, and all documents submitted to us as copies conform to the authentic original documents.

The opinions expressed in this opinion letter are limited to the laws of the province of British Columbia and the federal laws of Canada applicable in that province. Based upon and subject to the foregoing and to the qualifications set forth in this opinion letter we are of the opinion that:

(a)	the Company has taken all necessary corporate action to authorize the issue of the Common Shares; and

(b)	upon the due and proper exercise of awards granted, or awards to be granted in the future, under the Plans (including payment of any exercise price for the Common Shares), the Common Shares issuable upon the settlement of such awards will be issued as fully paid and non-assessable Common Shares.

We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Act as amended, or within the category of persons whose consent is required by Section 7 of the Act.

The opinions set out in this opinion letter speak only as of the date of this opinion, and by giving them, we do not undertake to advise the addressee or otherwise update or supplement this opinion letter to reflect any facts or circumstances or any changes in laws which may occur after the date of this opinion, or consider the applicability or correctness of this opinion to any person other than the addressee.

This opinion is delivered exclusively for use in connection with the filing by the Company of the Registration Statement, and is not to be used or relied upon for any other reason without our prior written consent.

Yours truly,

/s/ DLA Piper (Canada) LLP